Exhibit 99.2

MDxHealth Reports Q2 and Half Year 2024 Results

Year-over-year Q2 revenues increase by 32% to $22.2 million

Year-over-year H1 revenues increase by 34% to 42.0 million

Conference call with Q&A today at 4:30 PM ET / 22:30 CET

IRVINE, CA, and HERSTAL, BELGIUM – August 21, 2024 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a commercial-stage precision diagnostics company, today announced its financial results for the second quarter and half year ended June 30, 2024.

Michael K. McGarrity, CEO of mdxhealth, commented: “Our strong topline growth of 32% for the second quarter reflects our commercial team’s execution even against our strongest quarter of 2023 for both units and revenue, as well as robust demand for our precision diagnostics in our end urology markets. We continue to see strength in both adoption and pricing for both the Confirm and GPS tests, which will drive sustainable growth as we go forward. As we have commented and reported, the breadth and opportunity associated with our significantly expanded menu and market opportunity provides clear visibility to continued revenue growth set to our standard of 20% or greater.”

Key Highlights for the second quarter:

●	Revenue of $22.2 million, an increase of 32% over prior year period

●	Tissue-based (Confirm mdx and GPS) test volume of 10,050, an increase of 15% over prior year period

●	Liquid-based (Select mdx and Resolve mdx) test volume of 11,047, an increase of 35% over prior year period

Financial review for the three and six months ended June 30, 2024

USD in ’000 (except per share data)	Three months ended June 30			Six months ended June 30
Unaudited	2024	2023	% Change	2024	2023	% Change
Revenue	22,159	16,745	32%	41,993	31,445	34%
Cost of sales (exclusive of amortization of intangible assets)	(8,873)	(6,755)	31%	(16,644)	(12,740)	31%
Gross Profit	13,286	9,990	33%	25,349	18,705	36%
Operating expenses	(20,704)	(17,733)	17%	(39,371)	(35,165)	12%
Operating loss	(7,418)	(7,743)	(4%)	(14,022)	(16,460)	(15%)
Net loss	(11,528)	(10,626)	8%	(20,039)	(22,335)	(10%)
Basic and diluted loss per share	(0.42)	(0.39)	8%	(0.73)	(0.91)	(20%)

Results for the three months ended June 30, 2024

Revenue increased 32% to $22.2 million compared to $16.7 million for the prior year. The revenue in the second quarter of 2024 was comprised of 81% from tissue-based tests.

Gross profit increased 33% to $13.3 million compared to $10.0 million for the prior year. Gross margins were 60.0% as compared to 59.7% for the prior year, an improvement of 30 basis points.

Operating loss decreased 4% to $7.4 million compared to $7.7 million for the prior year, driven by higher revenues and gross profit.

Net loss increased 8% to $11.5 million compared to $10.6 million for the prior year, driven by an increase in net financial expenses as the result of refinancing the Innovatus debt with the new OrbiMed facility, which included one-time debt extinguishment costs of $3.1 million. Excluding the debt extinguishment costs, our net loss would have been $8.4 million, a reduction of 21% from the second quarter of last year.

Results for the six months ended June 30, 2024

Revenue increased 34% to $42.0 million compared to $31.4 million for the prior year. Revenue in the first half of 2024 was comprised of 80% from tissue-based tests.

Gross profit increased 36% to $25.3 million compared to $18.7 million for the prior year. Gross margins were 60.4% as compared to 59.5% for the prior year, an improvement of 90 basis points.

Operating loss decreased 15% to $14.0 million compared to $16.5 million for the prior year, driven by higher revenues and gross profit.

Net loss decreased 10% to $20.0 million compared to $22.3 million for the prior year, primarily driven by the factors mentioned above. Net loss included one-time debt extinguishment costs of $3.1 million as a result of refinancing the Innovatus debt with the new OrbiMed facility. Excluding the debt extinguishment costs, our net loss would have been $16.9 million, a reduction of 24% from the second half of last year.

Cash and cash equivalents as of June 30, 2024, were $21.3 million.

Conference Call

Michael K. McGarrity, Chief Executive Officer and Ron Kalfus, Chief Financial Officer, will host a conference call and Q&A session today at 4:30 PM ET / 22:30 CET. The call will be conducted in English and a replay will be available for 30 days.

To participate in the conference call, please select your phone number below:

United States: 1-877-407-9716

Belgium: 0 800 73 904 /or/ 0 800 73 566

The Netherlands: 0 800 023 4340 /or/ 0 800 022 3580

United Kingdom: 0 800 756 3429

Conference ID: 13747618

Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1679031&tp_key=41436200eb

To ensure a timely connection, it is recommended that users register at least 10 minutes prior to the scheduled start time.

About mdxhealth®

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

	Three Months Ended June 30,		Six Months Ended June 30,
Thousands of $ (except per share data)	2024	2023	2024	2023

Revenues	22,159	16,745	41,993	31,445
Cost of sales (exclusive of amortization of intangible assets)	(8,873)	(6,755)	(16,644)	(12,740)
Gross Profit	13,286	9,990	25,349	18,705
Research and development expenses	(2,903)	(1,674)	(5,067)	(2,990)
Selling and marketing expenses	(10,633)	(9,272)	(20,661)	(18,371)
General and administrative expenses	(5,842)	(5,730)	(11,201)	(10,899)
Amortization of intangible assets	(1,123)	(1,115)	(2,248)	(2,239)
Other operating income (expense), net	(203)	58	(194)	(666)
Operating loss	(20,704)	(17,733)	(14,022)	(16,460)
Financial income	341	332	1,642	1,006
Financial expense	(4,451)	(3,215)	(7,659)	(6,881)
Loss before income tax	(11,528)	(10,626)	(20,039)	(22,335)
Income tax	0	0	0	0
Loss for the period	(11,528)	(10,626)	(20,039)	(22,335)

Loss per share attributable to parent
Basic and diluted	(0.42)	(0.39)	(0.73)	(0.91)

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of $	as of June 30, 2024	as of December 31, 2023
ASSETS
Goodwill	35,926	35,926
Intangible assets	43,254	44,337
Property, plant and equipment	4,887	4,956
Right-of-use assets	4,623	4,989
Financial assets	1,269	763
Non-current assets	89,959	90,971
Inventories	3,754	2,779
Trade receivables	13,454	11,088
Prepaid expenses and other current assets	2,347	1,914
Cash and cash equivalents	21,344	22,380
Current assets	40,899	38,161
Total assets	130,858	129,132
EQUITY
Share capital	173,931	173,931
Issuance premium	153,177	153,177
Accumulated deficit	(351,485)	(331,446)
Share-based compensation	16,093	12,139
Translation reserve	(528)	(593)
Total equity	(8,812)	7,208

LIABILITIES
Loans and borrowings	51,312	35,564
Lease liabilities	3,095	3,578
Other non-current financial liabilities	40,251	63,259
Non-current liabilities	94,658	102,401
Loans and borrowings	646	643
Lease liabilities	1,609	1,480
Trade payables	12,126	8,811
Other current liabilities	5,734	5,694
Other current financial liabilities	24,897	2,895
Current liabilities	45,012	19,523
Total liabilities	139,670	121,924
Total equity and liabilities	130,858	129,132

CONDENSED UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Six Months Ended June 30,
Thousands of $	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss	(14,022)	(16,460)
Depreciation	1,450	1,173
Amortization of intangible assets	2,248	2,239
Share-based compensation	694	278
Other non-cash transactions	205	696
Cash used in operations before working capital changes	(9,425)	(12,074)

Changes in operating assets and liabilities
Increase (-) in inventories	(975)	(347)
Increase (-) / decrease (+) in receivables	(2,799)	1,733
Increase (+) in payables	3,406	827
Net cash outflow from operating activities	(9,793)	(9,861)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(786)	(2,153)
Acquisition and generation of intangible assets	(971)	(980)
Interest received	363	317
Net cash outflow from investing activities	(1,394)	(2,816)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares, net of transaction costs	0	39,599
Proceeds from loan obligation	53,358	0
Repayment of loan obligation and debt extinguishment costs	(39,218)	(318)
Payment of lease liability	(951)	(712)
Payment of interest	(2,888)	(1,731)
Other financial expense	(141)	0
Net cash inflow from financing activities	10,160	36,838

Net (decrease) / increase in cash and cash equivalents	(1,027)	24,161

Cash and cash equivalents at beginning of the period	22,380	15,503
Effect of exchange rates	(9)	(192)
Cash and cash equivalents at end of the period	21,344	39,472